Wessex House, 5th Floor 45 Reid Street
Hamilton HM 12 Bermuda

441-278-9250
441-278-9255 fax

May 23, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:     Arch Capital Group Ltd.
Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-16209

Dear Mr. Rosenberg:

We are responding to your letter dated April 29, 2013 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 10-K of Arch Capital Group Ltd. (“ACGL” or the “Company”) for the year ended December 31, 2012. We have indicated in our individual responses to the comments, where appropriate, what our disclosures will look like. For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark D. Lyons
Mark D. Lyons
Executive Vice President, Chief
Financial Officer and Treasurer

Notes to Consolidated Financial Statements
20. Statutory Information, page 204

1.	Please provide us proposed disclosure to be included in future filings to address the following:

•
Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b for all of your insurance subsidiaries. If not significant, please clarify in the disclosure.

The Company’s current disclosures about statutory capital and surplus are provided for the principal operating subsidiaries and aggregated by country of domicile. The Company believes that disclosure aggregated in this manner provides meaningful information to readers of the financial statements with respect to the major jurisdictions the Company operates in, how the Company is regulated in those jurisdictions (many regulators take a group level view of solvency) and the levels of statutory capital and surplus in those jurisdictions. At December 31, 2012, Bermuda, Ireland, the United States and the United Kingdom represent the key countries of domicile, and as a result the key regulatory frameworks the Company is subject to, in which the Company’s operating subsidiaries underwrote insurance and reinsurance business. The principal operating subsidiaries also utilize branch offices in various countries outside of the key countries noted above. These branch offices are not considered legal entities and are included as part of the statutory reporting for the relevant principal operating subsidiary.

Actual statutory capital and surplus of the Company’s principal operating subsidiaries were in excess of the required capital at December 31, 2012. If an instance arose where an operating subsidiary experienced a significant reduction in the difference between the required capital and the actual capital, the Company would provide the necessary disclosure for that subsidiary.

As a result of the Staff’s comment and in light of the Company’s views described above, the Company proposes to expand the current disclosure, starting with the Form 10-K filing for the year ended December 31, 2013, to include a calculation of required capital and surplus by principal operating subsidiary aggregated by country of domicile. For illustrative purposes, the tabular presentation for December 31, 2012 is as follows (proposed disclosures are underlined):

	December 31, 2012
	Actual (1)	Required (1)

Statutory capital and surplus:
Bermuda	$5,010,386	$2,175,191
Ireland	$539,326	$377,340
United States	$822,615	$319,129
United Kingdom	$231,387	$206,764

(1)	Such amounts include ownership interests in affiliated insurance and reinsurance subsidiaries.

•
Disclose the amounts of restricted net assets for your subsidiaries other than Arch Re Bermuda as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

The Company currently provides disclosures about the amounts of restricted net assets for Arch Reinsurance Ltd. (“Arch Re Bermuda”) in accordance with Rule 4-08(e)(3)(ii) of Regulation S-X. Under Rule 4-08(e)(3), there is a significance test which states:

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(3) The disclosures in paragraphs (3)(i) and (ii) below shall be provided when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

Aside from Arch Re Bermuda, none of the restricted net assets of the Company’s operating subsidiaries on an individual basis exceed 25% of the consolidated net assets of the Company at December 31, 2012. The Company believes that the objective of the disclosure is to highlight individual entities within a consolidated group where the majority of capital is restricted by regulatory bodies (or could be restricted by regulators) and, as such, is not available to stockholders for distribution through dividend payments.

As discussed below, Arch Re Bermuda is the most significant operating subsidiary of the Company and, in our view, the restrictions placed on that subsidiary are the most relevant to stockholders. In addition, the Company believes that the current disclosures that include information about actual capital and surplus and the dividend restrictions of Arch Re Bermuda, coupled with the proposed disclosure above about required capital, satisfies the objective of Rule 4-08(e)(3)(ii) of Regulation S-X.

•
Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Arch Capital Group, Ltd. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

The Company currently provides disclosure in the Form 10-K about the amount of cash and investments held by ACGL, none of which is restricted, and the amount that Arch Re Bermuda can pay to ACGL during the subsequent calendar year without requesting prior approval from the Bermuda Monetary Authority (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Financial Condition, Liquidity and Capital Resources, pages 129 to 130). The Company believes that the amount available that Arch Re Bermuda can pay to ACGL is the most relevant and useful to readers of the financial statements. Arch Re Bermuda is ACGL’s primary source of dividends as the majority of the Company’s other insurance and reinsurance operating subsidiaries are owned by Arch Re Bermuda. As such, dividends paid by those subsidiaries to Arch Re Bermuda are then subject to the limitations which the Company discloses in the Form 10-K. The Company believes that the intent of the disclosure is to provide readers of the financial statements with information about the ability and speed at which funds can be moved from the operating subsidiaries, subject to regulation, to the holding company (in this case, ACGL) for payment as dividends to stockholders. Consequently, the Company believes that the amount of dividends that Arch Re Bermuda can provide to ACGL without prior approval is the most relevant to readers of the financial statements in determining the amount of retained earnings or net income that is free of restrictions for payment of dividends by ACGL to its stockholders as required under Rule 4-08(e)(1).

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